Filed by Deutsche Telekom AG
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: T-Online International
AG Exchange Act File Number 82-5125

Press release

March 9, 2005

Independent court-appointed merger auditor approves the agreed exchange ratio for the planned merger of T-Online into Deutsche Telekom

        With regard to the planned merger of T-Online International AG into Deutsche Telekom AG, the independent merger auditor, Ebner, Stolz & Partner, appointed by the Frankfurt am Main Regional Court, today stated that according to his findings the proposed exchange ratio is appropriate.

        Yesterday, Deutsche Telekom and T-Online reached a definitive agreement regarding the exchange ratio in connection with the planned merger of T Online International AG into Deutsche Telekom AG. Accordingly, T Online shareholders will receive for 25 T-Online shares 13 Deutsche Telekom shares. This equates to an exchange ratio of 1: 0.52.

© 2004 Deutsche Telekom AG